August 28, 2008

Philips completes cancellation of 35.3 million shares

Amsterdam, The Netherlands – Royal Philips Electronics (NYSE:PHG, AEX:PHI) announced today that it has completed the cancellation of in total 35,358,016 of its own shares which were acquired for cancellation during the period May 29, 2008 up to and including August 22, 2008. The average repurchase price was EUR 22.23 per share. These shares have been repurchased under the EUR 5 billion share repurchase program which Philips announced on December 19, 2007.

In connection with this share capital reduction, Philips has notified the Netherlands Authority for the Financial Markets (AFM) that it no longer holds 5 per cent of its own shares. As a result of this cancellation, Philips’ issued share capital as per today amounts to 1,010,907,827 shares.

For more information, please contact:
Joon Knapen
Philips Corporate Communications:
Tel: +31 20 5977477
Email: joon.knapen@philips.com

About Royal Philips Electronics
Royal Philips Electronics of the Netherlands (NYSE: PHG, AEX: PHI) is a diversified Health and Well-being company, focused on improving people’s lives through timely innovations. As a world leader in healthcare, lifestyle and lighting, Philips integrates technologies and design into people-centric solutions, based on fundamental customer insights and the brand promise of “sense and simplicity”. Headquartered in the Netherlands, Philips employs approximately 133,000 employees in more than 60 countries worldwide. With sales of EUR 27 billion in 2007, the company is a market leader in cardiac care, acute care and home healthcare, energy efficient lighting solutions and new lighting applications, as well as lifestyle products for personal well-being and pleasure with strong leadership positions in flat TV, male shaving and grooming, portable entertainment and oral healthcare. News from Philips is located at www.philips.com/newscenter.

Forward-looking statements
This release may contain certain forward-looking statements with respect to the financial condition, results of operations and business of Philips and certain of the plans and objectives of Philips with respect to these items. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future and there are many factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements.